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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                FIBERSTARS, INC.
                           --------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   315662 10 6
                                 --------------
                                 (CUSIP Number)


       Gerald W. Cowden, Esq., 1414 Terminal Tower, Cleveland, Ohio 44113;
                                 (216) 241-2880
       -------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

     February 5, 1998  (Date of Event which Requires Filing of this Statement)
   -------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-----------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

                        AMENDMENT NO. 1 TO SCHEDULE 13D/A

------------------------------------------------- ------------------------------

  CUSIP  NO.                                               PAGE  2  OF 6  PAGES
------------------------------------------------- ------------------------------
------------ -----------------------------------------------------------------------------------

    1        NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
             Advanced Lighting Technologies, Inc.


------------------------------------------------------------------------------------------------

    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a)  [ ]
                                                                                                            (b)  [ ]


--------------------------------------------------------------------------------------------------------------------

    3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------


    4        SOURCE OF FUNDS

             WC

--------------------------------------------------------------------------------------------------------------------


    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]


--------------------------------------------------------------------------------------------------------------------

    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Ohio

--------------------------------------------------------------------------------------------------------------------

                                                    7     SOLE VOTING POWER

                  NUMBER OF                                     1,023,011
                    SHARES
          BENEFICIALLY OWNED BY EACH            --------------------------------------------------------------------
                  REPORTING
                    PERSON                          8     SHARED VOTING POWER
                     WITH                                      0

                                                --------------------------------------------------------------------

                                                    9     SOLE DISPOSITIVE POWER
                                                                1,023,011

                                                --------------------------------------------------------------------

                                                   10     SHARED DISPOSITIVE POWER
                                                                     0

--------------------------------------------------------------------------------------------------------------------

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            1,023,011
--------------------------------------------------------------------------------------------------------------------

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                     [ ]

--------------------------------------------------------------------------------------------------------------------

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           29.3%

--------------------------------------------------------------------------------------------------------------------

   14        TYPE OF REPORTING PERSON

              CO
---------------------------------------------------------------------------------------------------------------------


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                                                                     PAGE 3 OF 6

                        AMENDMENT NO. 1 TO SCHEDULE 13D/A

ITEM 1.  SECURITY AND ISSUER

                  No change is being reported.

ITEM 2.  IDENTITY AND BACKGROUND

                  No change is being reported

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  No change is being reported

ITEM 4.  PURPOSE OF TRANSACTION

          The purpose of the acquisition of the Common Stock is to make an investment in Fiberstars and obtain a representative on its Board of Directors. ADLT may acquire additional Common Stock of Fiberstars. Any acquisition resulting in ADLT=s beneficially owning more than 30% of the voting power of Fiberstars, however, would require the consent of Fiberstars= uninterested directors. ADLT has approached Fiberstars management to seek approval of acquiring up to 33% of the voting power of Fiberstars. Also, ADLT may not, pursuant to the Investors Agreement, dispose of the beneficial ownership or voting control of the Fiberstars Common Stock except under certain conditions. See description of Investor Agreement in Item 6.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  No change is being reported.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  In addition to the Investor Agreement previously reported, ADLT has an agreement with Rohm and Haas ("R and H") wherein R and H has the right to request ADLT to divest its interest in Fiberstars and have any employee of ADLT resign from the Fiberstars Board. Upon such request from R and H, ADLT agrees to complete the divestiture within two (2) years of such request subject to reasonable extension upon consent of R and H. Additionally, ADLT has agreed not to purchase additional shares of Fiberstars without the prior written consent of R and H.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          (a) Investor Agreement dated as of July 30, 1997 is hereby incorporated by reference from Schedule 13D filed via EDGAR on July 31, 1997.

          (b) Exhibit 99. Letter Agreement between Rohm and Haas and Advanced Lighting Technologies, Inc. dated as of February 10, 1998, filed herewith.


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                                                                     PAGE 4 OF 6

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to
Schedule 13D/A statement is true, complete and correct.

                                      ADVANCED LIGHTING TECHNOLOGIES, INC.



    February 11, 1998                 By:     /S/ Louis S. Fisi
----------------------                   --------------------------------
        (Date)                                (Signature)

                                      Louis S. Fisi, Executive Vice President